United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D

 (Rule 13d-101)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Caesarstone Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

M 20598 104
(CUSIP Number)

Mrs. Marchella Shani
 MIFALEI SDOT-YAM AGRICULTURAL COOPERATIVE SOCIETY LTD.
Kibbutz Sdot-Yam, MP Menashe 3780400, Israel
+972-4-6109250
 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

October 13, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
_____________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M 20598 104	13D

1	Names of Reporting Persons MIFALEI SDOT-YAM AGRICULTURAL COOPERATIVE SOCIETY LTD.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (*) (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 11,440,000
	9	Sole Dispositive Power 10,440,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,440,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 32.5%
14	Type Of Reporting Person CO(**)

(*)The Reporting Person may be deemed a member of a group for purposes of this Schedule 13D. The other member of the group is Tene Investments in Projects 2016 Limited Partnership (“Tene”). The Reporting Person is separately filing this report on Schedule 13D from the other member of the group.

(**) The Reporting Person is an agricultural cooperative society, a unique Israeli corporation founded in order to promote interaction between its members, to improve their living conditions, their mutual businesses (mainly agriculture) and their manufacturing methods.

CUSIP No. M 20598 104	13D

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D filed by MIFALEI SDOT-YAM AGRICULTURAL COOPERATIVE SOCIETY LTD. (“Mifalei Sdot Yam” or the “Reporting Person”) with the United States Securities and Exchange Commission (the “SEC”) on September 14, 2016 (the “Schedule 13D”), relating to the Ordinary Shares, par value NIS 0.04 per share (the “Ordinary Shares”), of Caesarstone Ltd., an Israeli corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following information at the end thereof:

On October 13, 2016, the Israeli Antitrust Commissioner approved the transactions previously described in the Schedule 13D, including the entry into the Shareholders’ Agreement. Following the Israeli Antitrust Commissioner approval, pursuant to the Term Sheet, and as previously disclosed, the Reporting Person will share the power to vote all of the Ordinary Shares held by it and by Tene.

Other than as described above and as previously described in the Schedule 13D, the Reporting Person currently doesn’t have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4 of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety by inserting the following information:

(a) – (b)

The following sets forth, as of the date hereof, the aggregate number of Ordinary Shares and percentage of Ordinary Shares beneficially owned by the Reporting Person, as well as the number of shares of Ordinary Shares as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof based on 35,190,255 Ordinary Shares outstanding as of February 24, 2016.

Amount beneficially owned:  11,440,000
Percent of class:  32.5%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 11,440,000
Sole power to dispose or to direct the disposition of: 10,440,000
Shared power to dispose or to direct the disposition of: 0

CUSIP No. M 20598 104	13D

 (c) Item 4 above summarizes certain provisions of the Term Sheet and is incorporated herein by reference. Except as described above pursuant to the Term Sheet, during the past 60 days none of Mifalei Sdot Yam or Related Persons has effected any transactions in the Ordinary Shares.

(d)          None.

(e)          Not Applicable.

CUSIP No. M 20598 104	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       October 26, 2016

MIFALEI SDOT-YAM AGRICULTURAL COOPERATIVE SOCIETY LTD.,

By:/s/ Marchella Shani By:/s/ Amit Ben Tzvi